As filed with the Securities and Exchange Commission on March 27, 2026

Registration No. 333-292814

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

REGISTRATION STATEMENT

Under Schedule B

of the Securities Act of 1933

The State Treasury of the Republic of Poland

(Name of Registrant)

Consul General of the Republic of Poland
233 Madison Avenue

New York, NY 10016
(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Melissa Butler, Esq.
Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Debt Securities	U.S.$10,000,000,000	100%	U.S.$10,000,000,000	U.S.$1,381,000

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of U.S.$711,060 have already been paid with respect to unsold securities registered pursuant to the Registration Statement under Schedule B of the Securities Act of 1933 filed by the State Treasury of the Republic of Poland on February 28, 2024 (333-277447) and are being carried forward. The filing fee of U.S.$1,381,000 due for this Registration Statement is partially offset against the registration fees previously paid. The remaining portion of the filing fees associated with this registration statement in the amount of U.S.$669,940 have been paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to the Registration Statement under Schedule B of the Securities Act of 1933, as amended, (File No. 333-292814) is filed solely to refile a corrected version of Exhibit E-2 thereto. This Amendment No. 2 does not modify any provision of the prospectus contained in the Registration Statement. Accordingly, this Amendment No. 2 consists only of this explanatory note and Part II, including the signature page and the exhibit index, and the corrected version of Exhibit E-2, and is not intended to amend or delete any other part of the Registration Statement.

PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.	An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.	The issuer hereby agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland, as to the legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, in each case together with a translation, where necessary, into the English language.

UNDERTAKINGS

The State Treasury hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post- effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

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CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

(1)	Facing Sheet;

(12)	Cross Reference Sheet;

(3)	Part I, consisting of the Prospectus;

(4)	Part II, consisting of pages numbered II-1 through II-4; and

(5)	The following exhibits:

(A)	Form of Fiscal Agency Agreement*

(B)	Form of Note (attached to the form of Fiscal Agency Agreement under A above)*

(C)	Form of Underwriting Agreement*

(D)	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities*

(E-1)	Opinion of White & Case LLP, U.S. counsel to the Republic of Poland as to the legality of the Securities*

(E-2)	Opinion White & Case M. Studniarek i Wspólnicy— Kancelaria Prawna Spółka Komandytowa, Polish counsel to the Republic of Poland as to the legality of the Securities

(F)	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))*

(G)	The consents of White & Case LLP* and White & Case M. Studniarek i Wspólnicy—Kancelaria Prawna Spółka Komandytowa (included in (E-1) and (E-2))

(H)	The consent of the Republic of Poland (included on page II-4)

*        Previously filed

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EXHIBIT INDEX

Exhibit Number	Description
A.	Form of Fiscal Agency Agreement*
B.	Form of Note (attached to the form of Fiscal Agency Agreement under A above)*
C.	Form of Underwriting Agreement*
D.	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland*
E-1.	Opinion of White & Case LLP, U.S. counsel to the Republic of Poland as to the legality of the Securities*
E-2.	Opinion White & Case M. Studniarek i Wspólnicy— Kancelaria Prawna Spółka Komandytowa, Polish counsel to the Republic of Poland as to the legality of the Securities
F.	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))*
G.	The consents of White & Case LLP* and White & Case M. Studniarek i Wspólnicy—Kancelaria Prawna Spółka Komandytowa (included in (E-1) and (E-2))
H.	The consent of the Republic of Poland (included on page II-4)

*      Previously filed

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in Warsaw, Poland, on March 27, 2026.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,

represented by the Minister of Finance and Economy

Acting on behalf of the Minister of Finance and Economy

By:	/s/ Jurand Drop
	Name:	JURAND DROP
	Title:	UNDERSECRETARY OF STATE

(1)	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

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